March 12, 2010

Via EDGAR

United States Securities and Exchange

Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	Nobel Learning Communities, Inc.

Form 10-K for the fiscal year ended June 27, 2009

Filed September 9, 2009

Form 10-Q for the quarter ended September 27, 2009

File No. 1·10031

Ladies and Gentlemen:

This letter responds to the Staff’s comment letter dated February 1, 2010, regarding the above captioned Form 10-K for the fiscal year ended June 27, 2009, and Quarterly Report on Form 10-Q for the quarter ended September 27, 2009, each filed by Nobel Learning Communities, Inc. (“NLCI” or the “Company”). For your convenience, each of the Staff’s comments has been reproduced, followed by NLCI’s response to such comment.

Form 10-K for the year ended June 27, 2009

Cover Page

1.	In future filings, please also reference the Series A Junior Preferred Stock Purchase Rights as a class of securities registered pursuant to Section 12(b) of the Exchange Act. In this regard, we note that you registered this class of securities on a Form 8-A filed July 22, 2008.

Response:	The Staff’s comments are duly noted, and we will ensure that future filings reference the Series A Junior Preferred Stock Purchase Rights as a class of securities registered pursuant to Section 12(b) of the Exchange Act.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Introduction, page 24

2.	In future filings, please revise the introductory section to provide a more robust executive level discussion that identities the most important themes or other significant matters with which management is primarily concerned when evaluating the company’s financial condition and operating results. A good introduction or overview would:

a.	include economic or industry-wide factors relevant to the company;

b.	serve to inform the reader about how the company earns revenues and income and generates cash;

c.	to the extent necessary or useful to convey this information, discuss the company’s line of business, location or locations of operations, and principal products and services (but an introduction should not merely duplicate disclosure in the description of business section); and

d.	provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges, and risks.

For more information, refer to Part III.A. of the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, dated December 29, 2003).

Response:	We note your request and in future filings, we will expand our Management Discussion and Analysis to include an introductory section that provides an overview of the most material items impacting our business and will include those items noted above.

Critical Accounting Policies, page 53

Goodwill, page 54

3.	We note that goodwill accounted for approximately 60% of total assets at June 27, 2009. We also note that you experienced a net loss and negative cash from operating activities for the thirteen weeks ended September 26, 2009 and a decline in your stock price. If you are at risk of failing step one of the goodwill impairment test for your reporting units, you should disclose in future filings the following information:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	Amount of goodwill allocated to the reporting unit;

•	Description of the methods and key assumptions used and how the key assumptions were determined;

•

Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Otherwise disclose, if true, in your critical accounting policies and estimates section of the MD&A that none of your reporting units with significant goodwill are at risk of failing step one of the goodwill impairment test.

For further guidance, refer to Release 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Please provide us with the proposed disclosures you intend to include in your next Form 10- K to comply with this comment.

Response:

The Company does not believe it was at risk in regard to failing step one of the goodwill impairment test during the thirteen weeks ended September 26, 2009. Specifically in regards to the staff’s note that we had a loss in the quarter ended September 26, 2009 we would like to point out that this is a normal seasonal low for our business. In regards to the stock price we note that NLCI is a lightly traded stock with a highly concentrated ownership structure limiting stock liquidity and therefore true fair valuation in the markets. As such there is inherent volatility to NLCI’s stock price as with other similar companies’ stock prices which are impacted significantly by small share volume trades. We note that the average daily volume of our stock for the current fiscal year to date through March 11, 2010 was approximately 9,000 shares. Management notes the decline in the stock price indicated by the staff as well as the recent recovery of over 37% to $7.65 per share on March 11, 2010 from a recent 52 week low price of $5.55 per share on February 5, 2010. There are several reasons for such volatility of which we have noted some here. Consequently, management looks at enterprise value which includes stock price as a significant component.

Also of note is that 46% of the goodwill reported on the Company’s June 27, 2009 balance sheet was acquired during the 36 months prior to the balance sheet date. This is significant as these acquisitions have been accretive to cash flow performance which is a fundamental variable in discounted cash flow analysis used to determine the fair value of reporting units.

One indicator considered in validating the reasonableness of the estimated discounted cash flows is business enterprise value. One variable considered in estimating business enterprise value is the estimate of a control premium that would be required for an outside party to purchase the Company. When estimating a control premium we consider several factors including recent selling multiples of education businesses of similar size. Also considered were recent events that may or may not have impacted the Company’s stock price. These recent events included the Company’s executed amendment to its senior credit agreement with relatively favorable terms and the fact that the Company continues to operate with low leverage to cash flow levels which provides adequate liquidity and flexibility. We also considered that recent operating performance has been impacted by macroeconomic factors which are cyclical in nature rather than a change or structural diminution in secular demand for the Company’s products or services. Management views the business from a longer term perspective than that indicated by recent quarterly performance and uses this in judging the fair value of the enterprise and its reporting units. All of these factors are taken into account when management evaluates the business and its reporting units for fair value in the course of testing for potential impairment.

The Company acknowledges the Staff’s comment regarding additional disclosures relating to goodwill. For illustrative purposes the following from the Critical Accounting Policies as disclosed in the June 27, 2009 Form 10-K has been modified to include the disclosures we propose to incorporate in future filings:

Goodwill is tested annually for impairment as of the end of the respective fiscal year as well as whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Circumstances that could trigger an interim impairment test include but are not limited to: a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator; unanticipated competition; loss of key personnel; the likelihood that a reporting unit or significant portion of a reporting unit will be sold or otherwise disposed; or results of testing for recoverability of a significant asset group within a reporting unit.

Goodwill impairment testing consists of a two-step process. Step 1 of the impairment test involves comparing the fair values of the applicable reporting units with their carrying values, including goodwill. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, we perform Step 2 of the goodwill impairment test to determine the amount of impairment loss. Step 2 of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit’s goodwill against the carrying value of that goodwill. In performing the first step of the impairment test, we reconcile the aggregate estimated fair value of our reporting units to our enterprise value (which includes a control premium).

The Company currently has nine reporting units based primarily on our geographical regions and gross margin history. Goodwill is allocated to each reporting unit based on actual goodwill valued in connection with each business combination consummated within each reporting unit. Eight of the nine reporting units have goodwill assigned to them.

To estimate the fair value of our reporting units, we use the income approach. The income approach is based on a discounted cash flow analysis (“DCF”) and calculates the fair value by estimating the after-tax cash flows attributable to a reporting unit and then discounting the after-tax cash flows to a present value using a risk-adjusted discount rate. Assumptions used in the DCF require the exercise of significant judgment, including judgment about appropriate discount rates and terminal values, growth rates, and the amount and timing of expected future cash flows. The forecasted cash flows are based on current plans and for years beyond that plan, the estimates are based on assumed growth rates. We believe the assumptions are consistent with the plans and estimates used to manage the underlying businesses. The discount rates, which are intended to reflect the risks inherent in future cash flow projections, used in the DCF are based on estimates of the weighted-average cost of capital (“WACC”) of a market participant. Such estimates are derived from our analysis of peer companies and considered the industry weighted average return on debt and equity from a market participant perspective. Specific assumptions used were as follows:

	June 27, 2009	June 28, 2008

Weighted average cost of capital	14.0%	13.0%

Compounded annual revenue growth rate for five years	3.9%	5.8%

Terminal year stable growth rate	3.0%	3.0%

The Company believes the assumptions used to determine the fair value of our respective reporting units are reasonable. If different assumptions were used, particularly with respect to forecasted cash flows or WACCs, different estimates of fair value may result and there could be the potential that an impairment charge could result. Actual operating results and the related cash flows of the reporting units could differ from the estimated operating results and related cash flows.

As of June 27, 2009, the following eight reporting units with goodwill totaling $71,489,000 had fair values exceeding their carrying values as follows:

Goodwill ($000’s)

> 5% - 20% estimated fair value in excess of carrying value:
Reporting Unit 1	$13,538
Reporting Unit 2	3,236
Reporting Unit 3	1,948

21% - 50% estimated fair value in excess of carrying value:
Reporting Unit 4	27,121
Reporting Unit 5	9,511

> 50% estimated fair value in excess of carrying value:
Reporting Unit 6	5,680
Reporting Unit 7	3,823
Reporting Unit 8	2,597

Goodwill from FY 2009 acquisitions	4,035

Total goodwill at June 27, 2009	$71,489

The fair value of all of the Company’s reporting units are primarily affected by the forecasted demand and spending on its educational services. The number of student enrollments and tuition rates charged are two factors, amongst several, that may impact the Company’s revenue and gross profits. Recent unemployment rate increases and decreases have and, we believe, will continue to have potentially negative or positive impacts on enrollment. If unemployment rates improve within the key age groups that represent the majority of our families, the Company believes this will result in increases in revenue and gross profit. Additionally, the Company has historically implemented tuition increases when appropriate and intends to continue this practice while considering trends in the costs to provide services and competitive factors. Some of the inherent assumptions and estimates used in determining the estimated fair value of these reporting units are outside the control of management, including interest rates, cost of capital, unemployment rates and tax rates. It is possible that changes in circumstances, existing at the measurement date or at other times in the future, or in the numerous estimates associated with management’s judgments, assumptions and estimates made in assessing the fair value of our goodwill, may result in an impairment charge of a portion or all of the goodwill amounts previously noted. If we record an impairment charge, our financial position and results of operations could be adversely affected.

Note 3. Acquisitions, page F-12

4.	Tell us what you mean by your statement that “pro-forma data incorporates the use of cash basis accounting of certain acquired entities.”

Response:	NLCI disclosed pro-forma information regarding its acquisition of entities during the periods presented in its Form 10-K for the year ended June 27, 2009. The inclusion of this disclosure is consistent with ASC 805 – Business Combinations, 805-10-50-2(h)

which requires a public business entity to provide pro-forma financial information incorporating the results of acquired entities as if the acquisitions had occurred on the earliest date presented for periods included in the company’s consolidated income statement. The pro-forma financial information presented was prepared using financial information from each of the acquired entities on their respective basis of accounting. None of the entities acquired during the presented periods independently or in aggregate met the criteria outlined in SEC Regulation S-X, Rule 3-05 as a “Significant Subsidiary”. Consequently, the financial information obtained from each of the acquired entities was not subject to audit nor was such information prepared in accordance with generally accepted accounting principles as this financial information was primarily compiled on a non-accrual basis. However, we believe, that over the course of a complete business cycle, the historical financial information obtained from these acquisitions reasonably conforms to GAAP when considered in the context of overall materiality. In future filings, we will remove the statement “pro-forma data incorporates the use of cash basis accounting of certain acquired entities.”

Note 8. Change in Accounting Estimate, page F-15

5.	Please describe for us in more detail the nature of the accelerated depreciation recorded for rent and general and administrative expenses. Tell us the nature of the assets and clarify whether they were fully impaired when the schools were closed. In addition, tell us why these amounts were not recorded in discontinued operations.

Response:	During Fiscal 2009, NLCI closed five schools for which results were included in operating income for each period presented in NLCI’s Form 10-K for the year ended June 27, 2009. Upon management’s decision to close each of these locations, NLCI recorded charges as a result of the change in accounting estimates related to the remaining net book value of the leasehold improvements at each of the locations. In each case, it was determined that certain assets could not be redeployed to other locations nor could the Company continue to benefit from these previous expenditures. Each of the facts and circumstances regarding the closure of each of these locations were unique, the following is summary of the details that were evaluated to determine the appropriate classification of each of these locations. When determining the appropriate accounting classification for each of these closures, NLCI referenced ASC 360 – Impairment or Disposal of Long Lived Assets (“ASC 360”).

•

During the fourth quarter of Fiscal 2009, NLCI closed an elementary school located in Englishtown, New Jersey. Although the demographics of this location were consistent with other successful schools the Company has operated, the school had been subject to a number of operating issues over the past several years including changes in the school’s management and a poor delivery of the Company’s education product which resulted in a poor reputation for this school. Where the appropriate demographic exists, it is sometimes required to overcome a poor local market public perception by closing a school and then waiting the passage of time to reopen the school under a new brand. In this case, it was determined that the best course of action would be to close this school for a period and reopen it after the passage of time as a newly branded Montessori school. The Company operates only six

Montessori schools in its portfolio of over 180 schools. By changing to a Montessori branding the Company anticipates achieving the desired rebranding effect as it is distinct from the prior operations of the location. This strategy is complemented by the Company’s recent acquisition of three Montessori schools, also located in Central New Jersey. The net book value of leasehold improvements at this site totaled approximately $550,000. This entire amount was written-off during the fourth quarter of Fiscal 2009 as it was determined that significant renovation and a reconfiguration of the facility would be required to re-open this school as a Montessori school which will require significant facility modification to deliver a Montessori curriculum. Consistent with the guidance of ASC 360, the Englishtown, New Jersey location has been classified as a location that is being held for future use and any economic activity related to this site has been recorded with the results of continuing operations.

•

During Fiscal 2009, as four schools approached the end of their respective leases and NLCI decided to close these facilities, the decision to close each of these schools triggered a change of accounting estimate for leasehold improvements at each of these locations which could not be redeployed to other locations. Accelerated depreciation for these locations totaled approximately $240,000. Each of these locations was located within districts where NLCI operated other locations and we expected that migration of student enrollment could reasonably be expected to occur and, as a result, these charges were therefore recorded within income from continuing operations.

•

During the fourth quarter of Fiscal 2009, NLCI decided to close a school located in Paradise Valley, Arizona (this is the same facility addressed in Comment #6). The Paradise Valley location was acquired by NLCI during Fiscal 2008 at which time intangible assets were recorded as part of the purchase accounting for this acquisition. When it was decided this location would be closed, accelerated amortization expense of $70,000 was recorded as a change in estimate. Upon further evaluation, NLCI believes this charge should have been recorded within discontinued operations, NLCI will reclassify this when presenting comparable information in future filings.

•

During the fourth quarter of Fiscal 2009, NLCI replaced portions of the Company’s website which it had previously acquired and capitalized. Upon replacing this functionality, a charge of $51,000 was recorded to general and administrative expense to reflect a change in accounting estimate relative to the useful life of the previously capitalized web-site costs.

Note 15. Discontinued Operations, page F-20

6.	Describe for us the provisions of the lease that permit you to cease making rent payments and explain your basis for not accruing the payments withheld to date. In addition, tell us how you determined that it was appropriate to present this school within discontinued operations.

Response:

During Fiscal 2008 NLCI acquired a school located in Paradise Valley, Arizona. After operating the facility for one school year, the Company determined that the physical condition of the school was not suitable for continued operations unless significant remediation to the facility was performed. The Company also determined that the significant physical defects to the facility existed at the time the lease agreement for this facility was entered into. In the lease, the landlord made representations to the Company concerning the physical state of the leased premises. The Company believes that such representations were breached by the landlord, as the physical defects in the leased property made the premises unusable. Pursuant to the lease, the Company is able to reduce the rent payable to the landlord during a period when the leased premises is unusable. Accordingly, the Company served notice to the landlord of this facility and began to withhold rental payments during the first and second quarters of Fiscal 2010. We note that with respect to the SEC’s comment above – “…explain your basis for not accruing the payments withheld to date” – that NLCI did, in fact, accrue periodic rent as it was due under the terms of the lease. NLCI did not accrue for future rent payments as an “exit cost” as we were not obligated to pay these amounts unless and until the property had been remediated. During the second quarter of Fiscal 2010 NLCI reached an agreement with the landlord to terminate the lease for $350,000 which released NLCI and the landlord from future obligation. The charge for this termination (in excess of amounts previously accrued of $95,000) was recorded in discontinued operations during our second quarter of fiscal 2010.

Subsequent to the decision to close the Paradise Valley location, NLCI classified revenues and expenses associated with this location within the results of discontinued operations.

Information Incorporated Into Part III by Reference to Proxy Statement

Summary Compensation Table, page 24 of the Proxy Statement

7.	In future filings, please revise to present the information concerning the compensation of the named executive officers for each of the company’s last three completed fiscal years. In this regard, we note that you currently only present information for each of the last two completed fiscal years. Please refer to Item 402(c)(I) of Regulation S-K.

Response:	NLCI will incorporate information of compensation of the named executive officers for the last three years on the Summary Compensation Table of future Proxy Statement filings.

Form 10-Q for Fiscal Quarter Ended September 26, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition …., page 17

8.	In future filings, please enhance your MD&A to discuss the likely impact of known trends, demands, commitments, events or uncertainties which are reasonably likely to have material effects on your financial condition or results of operations. For example, we note that enrollment at comparable schools declined last quarter (and for the past several periods) “due in large part to current economic activity affecting unemployment rates which has contributed towards an overall reduction in enrollment in certain geographic areas in which the Company operates.” However, you do not provide a thorough discussion of how you believe this known trend will impact your revenues or income in future periods. Further, we note that tuition rate increases have played a significant role in offsetting declining enrollment. However, you do not discuss whether this offsetting is expected to continue as a result of future tuition rate increases. Note that disclosure is mandatory where there is a known trend or uncertainty that is reasonably likely to have a material effect on your financial condition or results of operations. For more information, refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, dated December 29, 2003), and Section III of the Interpretive Rule on Management’s Discussion and Analysis (Release Nos. 33-6835,34-26831, dated May 18, 1989).

Response:	In future filings, NLCI will expand its disclosure related to known trends or uncertainties that are expected to have a material impact on revenue and income from operations for future periods. The Company included the following within the Results of Operation section of the MD&A in its December 26, 2009 Form 10Q filing:

“The number of enrollments and tuitions rates are two factors, amongst many, that impact the Company’s revenue and gross profits. Unemployment rates have and, we believe, will continue to impact enrollments. If unemployment rates improve within the key age groups that represent the majority of our families, the Company believes this will result in increases in future revenue and gross profit. Additionally, the Company has historically implemented tuition increases when appropriate and intends to continue this practice while considering trends in the costs to provide services and competitive factors.”

*  *  *   *

At your request, NLCI acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NLCI would appreciate the Staff’s cooperation in promptly reviewing the responses to the comments. Please contact me at 484-947-2030 if you have any comments or questions.

Sincerely,

Thomas Frank
Chief Financial Officer
Nobel Learning Communities, Inc.